January ____, 1995 effective
                         as of December ____, 1994


Mrs. Miriam Peterson
4550 Post Oak Place
Suite 148
Houston, Texas 77027

Dear Mrs. Peterson:

          This letter will set forth our agreement, effective as of December ____, 1994, with respect to the pending acquisition by Packaging Research Corporation of the assets and business of Mama Rizzo's, Inc. ("MRI") and MRI's indebtedness to you. For convenience we shall refer to you as "Peterson" and to ourself as "PRC."

     1. PRC has entered into an Acquisition Agreement with MRI and its shareholders for the acquisition of substantially all of the assets and liabilities of MRI. The consummation of that Agreement is conditioned upon a number of matters including reaching a mutually acceptable agreement with Peterson with respect to the MRI indebtedness to Peterson. We understand that as of June 30, 1994 that indebtedness, including accrued interest, was approximately $9,200,000. All of such indebtedness of MRI to Peterson as of June 30, 1994 is hereinafter referred to as the "Indebtedness." All additional advances by Peterson to MRI made after June 30, 1994 is hereinafter referred to as the "Post June 30 Advances." The Post June 30 Advances have totalled $2,000,000. Solely for purposes of this Agreement, the Indebtedness and the Post June 30 Advances shall not accrue interest after June 30, 1994.

     2. As of the effective date of this letter agreement, PRC shall purchase from Peterson all of her rights with respect to the Post June 30 Advances for $2,000,000.
          In connection with the purchase of such Post June 30 Advances by PRC, Peterson shall (i) subordinate the repayment of the Indebtedness to the repayment by MRI to PRC of the Post June 30 Advances, and (ii) assign to PRC the security interests she holds in the assets of MRI to the extent of the Post June 30 Advances.

     3. Upon the execution of this letter agreement, PRC shall purchase from Peterson a proportionate part of the Indebtedness equal to $3,000,000 divided by the amount of the Indebtedness in consideration for the payment to Peterson of $3,000,000. In connection with such purchase, Peterson shall (i) subordinate the repayment to her of the remaining Indebtedness to the repayment by MRI to PRC of such purchased portion of the Indebtedness, and (ii) further assign to PRC the security interests she holds in the assets of MRI to the extent of such purchased portion of the Indebtedness.

     4. On the closing of the acquisition of the assets and business of MRI by PRC, the remaining Indebtedness held by Peterson shall be discharged as follows:

          (a) A portion of the remaining Indebtedness shall be discharged through an offset, on a dollar for dollar basis, against the principal and interest of the indebtedness then existing at the closing of Peterson to PRC, which is in the present principal amount of $1,200,000.

          (b) PRC shall issue to Peterson PRC common stock for the balance of the remaining Indebtedness valued for such purpose at $6.50 per share. In the event of any change in the capitalization of PRC prior to the closing as a result of stock dividend, stock split or stock consolidation, the value of such shares shall be appropriately adjusted. Peterson shall be entitled to cause PRC at its expense to register such stock for resale under the Securities Act of 1933 on Form S-3. If PRC registers any of Peterson's stock during 1995, Peterson shall not during 1995 resell such stock pursuant to such registration in an amount greater than the volume limitations on resales of restricted stock set forth under Rule 144 of the SEC. In the event of any public stock offering by PRC prior to January 1, 1996, Peterson shall agree to restrictions on the resale of such stock to the same extent as so agreed by the officers, directors and other principal shareholders of PRC. Notwithstanding anything to the contrary contained in the foregoing, in the event that the business of MRI does not generate for PRC gross revenues of at least $15,000,000 during 1995, the payment to Peterson for the remaining Indebtedness under this subparagraph (b) shall be reduced by $2,000,000 or by 307,692 shares of PRC common stock.

     5. Peterson represents and warrants that she owns the Indebtedness and Post June 30 Advances free and clear of all liens and encumbrances and that the consent of no other person or entity is necessary for her carrying out the agreement set forth herein. Peterson also acknowledges that she understands that the acquisition of the assets and business of MRI by PRC is subject to a number of conditions and that accordingly there can be no assurance that such acquisition will be completed and if not completed, the agreement set forth in this letter, except for the provisions of paragraphs 2 and 3 hereof, shall become of no effect. On the closing of such acquisition and in connection with the consummation of the agreement set forth herein, Peterson or her investment representative or agent shall execute an investment representation letter in customary form to establish the exemption for the issuance of the PRC common stock described in paragraph 4(b) above from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

     6. PRC and Peterson shall execute all other documents and take all other actions as are reasonably necessary and customary to carry out the provisions and intent of this letter agreement.

     7. The terms and conditions of this letter agreement shall bind and inure to the benefit of PRC and Peterson and their respective successors, assigns, heirs and personal representatives.

     If this letter correctly sets forth our agreement, please sign and return the attached copy hereof.

                              Very truly yours,

                              PACKAGING RESEARCH CORPORATION



                              By:  /s/ Robert A. Fillingham


                              Title:  President



Agreed to this ______ day
of January, 1995 effective
as of December ___, 1994.


/s/ Miriam Peterson
Miriam Peterson